Form 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-33623

WuXi PharmaTech (Cayman) Inc.

288 Fute Zhong Road, Waigaoqiao Free Trade Zone

Shanghai 200131

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

WuXi PharmaTech (Cayman) Inc.

Form 6-K

Page
Signature	3

Exhibit 99.1 — Press Release PRESS RELEASE DATED August 11, 2010	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WuXi PharmaTech (Cayman) Inc.

By:	/S/ GE LI
Name:	Ge Li
Title:	Chairman and CEO

Date: August 12, 2010

Exhibit 99.1

WuXi PharmaTech Appoints Edward Hu as Chief Financial Officer

SHANGHAI, August 11— WuXi PharmaTech (NYSE: WX), a leading pharmaceutical, biotechnology and medical device research and development outsourcing company with operations in China and the United States, today announced the appointment of Edward Hu as Chief Financial Officer effective immediately. Mr. Hu has served as the company’s Chief Operating Officer since January 2008 and previously served as acting CFO from February 2009 through May 2010. Hao Zhou, the current CFO, is leaving WuXi to pursue other opportunities and will assist in the transition.

“I am confident that Ed’s familiarity with our business and our industry and his previous tenure as acting CFO will enable him to lead our finance team to even better performance,” commented Dr. Ge Li, Chairman and CEO. “We thank Hao for his contribution to building a strong finance team under Ed’s leadership, and we wish him well in his future endeavors.”

About WuXi PharmaTech

WuXi PharmaTech is a leading pharmaceutical, biotechnology, and medical device R&D outsourcing company, with operations in China and the United States. As a research-driven and customer-focused company, WuXi PharmaTech provides a broad and integrated portfolio of laboratory and manufacturing services throughout the drug and medical device R&D process. WuXi PharmaTech’s services are designed to assist its global partners in shortening the cycle and lowering the cost of drug and medical device R&D. WuXi PharmaTech’s operating subsidiaries are known as WuXi AppTec. For more information, please visit: http://www.wuxiapptec.com.

For more information, please contact:

Stephanie Liu (for the media)

Tel: +86-21-5046-4362

Email: pr@wuxiapptec.com

Ronald Aldridge (for investors)

Tel: +1-201-585-2048

Email: Ron_Aldridge@wuxiapptec.com

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